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                                                                    Exhibit 21.1


                         SUBSIDIARIES OF THE REGISTRANT


As of June 30, 1996, Index Futures Group, Inc., a Delaware Corporation, Index Securities, Inc., a Delaware corporation, Jack Carl Management and Trading, Inc., an Illinois corporation and Index FX Ltd., a British Corporation, are the Registrant's wholly-owned subsidiaries. Stark Research, Inc., an Illinois corporation, is a majority-owned subsidiary of the Registrant. As of June 30, 1996, Index Management Services, Inc., an Illinois corporation, is the only subsidiary of Index Futures Group, Inc. Index Management Services, Inc. is wholly-owned by Index Futures Group, Inc.

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